UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . . 2.50
FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-18082
CUSIP NUMBER 390905 10 7

(Check one):         Form 10-K       Form 20-F         Form 11-K       Form 10-Q        Form 10-D        Form N-SAR
           Form N-CSR
    For Period Ended:   March 31, 2008
   Transition Report on Form 10-K
   Transition Report on Form 20-F
   Transition Report on Form 11-K
   Transition Report on Form 10-Q
   Transition Report on Form N-SAR
For the Transition Period Ended:     ______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Great Southern Bancorp, Inc.
    Full Name of Registrant
       ________________________________________________________________________________________________
    Former Name if Applicable

1451 E. Battlefield
    Address of Principal Executive Office (Street and Number)

Springfield, Missouri  65804
    City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 12, 2008, the Registrant determined to record a provision expense and related charge-off of $35 million, related to a $30 million stock loan to an Arkansas-based bank holding company (ABHC) and the under-collateralized portion of other related loans.  The charge-off resulted from the appointment of the FDIC as Receiver for ABHC’s subsidiary, ABank, by the OCC on May 9, 2008, and the closing of ABank by the FDIC that same day.  As a result of these regulatory actions, the $30 million loan as well as $5 million, representing the under-collateralized portion of the other related loans, have been charged off.

Because of the timing of the actions by the regulators, and the fact that the Registrant had not yet filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, the Registrant is working with its independent public accountants to determine whether the charge-off should be reflected in the March 31, 2008 quarter.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rex A. Copeland	417	895-4741
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).Yes       No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes          No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant currently estimates that, if the provision expense and charge-off referred to in Part III above are determined to be appropriately reflected as of March 31, 2008, it will report a net loss for the quarter ended March 31, 2008 of $15.2 million, compared with net income for the quarter ended March 31, 2007 of $7.3 million.

              Great Southern Bancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2008	By /s/ Rex A. Copeland Rex A. Copeland Treasurer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).